SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

(Amendment No. 8 to)

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Oxford GlycoSciences Plc
(Name of Subject Company (Issuer))

Celltech Group plc
(Name of Filing Person (Offeror))

American Depositary Shares
Ordinary Shares of 5 pence sterling each
(Title of Class of Securities)

691464101 (American Depositary Shares)
(CUSIP Number of Class of Securities)

John Slater
Celltech Group plc
208 Bath Road
Slough
Berkshire SL13WE
United Kingdom
Tel: 011 44 1753 534 655
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications on Behalf of Filing Person)

WITH A COPY TO:
Bart Capeci, Esq.
Allen & Overy
One New Change
EC4M 9QQ
London, United Kingdom
Tel: 011 44 207 330 2401
Fax: 011 44 207 330 9999

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(1)(2)
$161,249,195.24	$13,045.06

(1)For purposes of calculating the filing fee pursuant to Rule 0-11(d), the transaction value of the OGS shares and OGS ADSs (each OGS ADS represents one OGS share) to be received by Purchaser, assuming acceptance of the Offer by holders in the United States, is calculated as follows: 56,082,073
OGS shares (including OGS shares represented by OGS ADSs) multiplied by 182 pence per OGS share, the cash consideration being offered per OGS share, which yields (Pounds) 102,069,372.86, converted at the exchange rate on February 27, 2003, of
(Pounds)1=$1.5798, which yields $161,249,195.24.

(2)Sent by wire transfer to the SEC on March 3, 2003.

[ ]	Check the box if any part of the fee is offset as provided by Rule 0-11 (a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:

Form or Registration No.:	Date Field:

[ ]	Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[ X]	third-party tender offer subject to Rule 14d-1.
[ ]	issuer tender offer subject to Rule 13e-4.
[ ]	going-private transaction subject to Rule 13e-3.
[ ]	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

     This Amendment No. 8 amends the Tender Offer Statement on Schedule TO initially filed on March 3, 2003, by Celltech Group plc, a company organized under the laws of England and Wales (the “Offeror”), relating to the third-party tender offer by the Offeror to purchase all of the (i) ordinary shares of 5 pence each of OGS (“OGS Shares”) and (ii) American Depositary Shares, each representing one OGS Share (“OGS ADSs”) and evidenced by American Depositary Receipts (“OGS ADRs”).

     On April 16, 2003, the Offeror issued a press release related to the third-party tender offer by the Offeror. A copy of the press release is attached hereto as Exhibit (17)(a).

     The item numbers and responses thereto below are in accordance with the requirements of the Schedule TO.

ITEM 4. TERMS OF THE TRANSACTION.

     In order to reflect that (i) Mr. John Jackson has retired as Chairman of Celltech, (ii) Dr. Peter Fellner has replaced Mr. Jackson as Chairman, and (iii) Dr. Göran Ando has replaced Dr. Fellner as Chief Executive, Item 4 of the Schedule TO and Appendix V — “Additional Information” of the Offer Document are hereby amended and supplemented by deleting the first two paragraphs in paragraph 2(a)(i) — “Directors and Executive Officers of Celltech and Directors of OGS — Directors” and inserting the following two paragraphs in their place:

Dr. Peter J. Fellner
     Chairman. Dr. Fellner became the Chairman of Celltech in 2003 after serving as Chief Executive Officer since 1990. Dr. Fellner joined Celltech from Roche UK, where he was Chief Executive. He was previously Director of the Roche UK Research Centre and prior to that, Dr. Fellner was Director of Research at Searle UK Research Laboratories.

Dr. Göran A. Ando
     Chief Executive. Dr. Ando joined Celltech as Chief Executive Officer in 2003 from Pharmacia Corporation where he was Executive Vice President and President of Research and Development since 1997. Dr. Ando is also a Non-Executive Director of Biotechnology Industry Organization and Agency of Science, Technology & Research (A*STAR). Previous directorships include Chairman and Non-Executive Director of MorphoSys GmbH, Prolifix Limited and IntrinsiQ Data Corporation. Dr. Ando is a citizen of Sweden.

ITEM 12. EXHIBITS

EXHIBIT NUMBER	DOCUMENT

*(1) (a)	Offer Document dated March 1, 2003.

*(2) (a)	Letter of Transmittal.

*(3) (a)	Notice of Guaranteed Delivery.

*(4) (a)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(5) (a)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(6) (a)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(7) (a)	Form of Acceptance, Authority and Election.

*(8) (a)	Summary Advertisement in The Wall Street Journal, dated March 3, 2003.

*(9) (a)	Press release related to the third party tender offer by the Offeror dated March 14, 2003.

*(10) (a)	Press release related to the third party tender offer by the Offeror dated March 24, 2003.

*(11) (a)	Press release related to the third party tender offer by the Offeror dated March 26, 2003.

*(12) (a)	Press release related to the third party tender offer by the Offeror dated April 1, 2003.

*(13) (a)	Press release related to the third party tender offer by the Offeror dated April 11, 2003.

*(14) (a)	Press release related to the third party tender offer by the Offeror dated April 14, 2003.

*(15) (a)	Press release related to the third party tender offer by the Offeror dated April 16, 2003.

*(16) (a)	Press release related to the third party tender offer by the Offeror dated April 16, 2003.

(17) (a)	Press release related to the third party tender offer by the Offeror dated April 16, 2003.

*Previously filed.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Celltech Group plc

By:

/s/ John Slater .................................................... John Slater Director of Legal Services

Dated: April 22, 2003

INDEX TO EXHIBITS

Exhibit
Number	Document

*(1)(a)	Offer Document dated March 1, 2003.

*(2)(a)	Letter of Transmittal.

*(3)(a)	Notice of Guaranteed Delivery.

*(4)(a)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(5)(a)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

*(6)(a)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

*(7)(a)	Form of Acceptance, Authority and Election.

*(8)(a)	Summary Advertisement in the Wall Street Journal dated March 3, 2003.

*(9)(a)	Press release related to the third party tender offer by the Offeror dated March 14, 2003.

*(10)(a)	Press release related to the third party tender offer by the Offeror dated March 24, 2003.

*(11) (a)	Press release related to the third party tender offer by the Offeror dated March 26, 2003.

*(12) (a)	Press release related to the third party tender offer by the Offeror dated April 1, 2003.

*(13) (a)	Press release related to the third party tender offer by the Offeror dated April 11, 2003.

*(14) (a)	Press release related to the third party tender offer by the Offeror dated April 14, 2003.

*(15) (a)	Press release related to the third party tender offer by the Offeror dated April 16, 2003.

*(16) (a)	Press release related to the third party tender offer by the Offeror dated April 16, 2003.

(17) (a)	Press release related to the third party tender offer by the Offeror dated April 16, 2003.

*Previously filed.